MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1562
212 224 2518 FAX

THOMAS L. MARTIN
EXECUTIVE VICE PRESIDENT AND
DEPUTY GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 16, 2010

Sonnie Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                 SEC Staff Comments on Post-Effective Amendment No. 36 under the Securities Act of 1933 and No 38 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Section 457 Contract) (SEC File No. 033-05609, 811-03996) — Acceleration has been requested

Dear Mr. Oh:

On behalf of the registrant, Mutual of America Life Insurance Company, set forth below are responses to the comments that you provided by telephone to Amy Latkin and me on April 12, 2010 concerning the above referenced Post-Effective Amendments.  Acceleration has been requested for this filing, and we appreciate hearing from you on both any additional comments and the acceleration request at your earliest opportunity, so that this filing can be effective May 1, 2010.

This will confirm my advices in our telephone conference that, as to all of the Separate Account No. 2 filings on Form N-4, and the Separate Account No. 3 filing on Form N-6, by this registrant, the date of the change in the Separate Account fee structure has been set at August 1, 2010, so that it will no longer read “on or after August 1, 2010”, and because of the date certain for the change, the May 1, 2010 prospectus will serve as notice of the change date, rather than a separate written notice, as had been contemplated when the exact date was uncertain.  The reference to the separate written notice has accordingly also been deleted, as was also mentioned in the April 12, 2010 telephone discussion.

Prospectus

Comment #1:	Disclose if the Company relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.
Response:	The Company does not rely on Rule 12h-7.

Comment #2:	On the cover page, clarify whether the contracts are only available to plans and clarify the distinction between the terms “contractholder” and “participant.”
Response:

The availability of the contracts to employer sponsoring 457 Plans and not to individuals has been spelled out in a new sentence under “the Contracts” on the cover page. Additional language has been added to the second paragraph under that same heading and the definition of “employer” has been relocated to the first paragraph under that heading to enhance clarity of the distinction between “contractholder” and “participant.”

Comment #3A:	Delete the last sentence of the preamble of “Transaction Expenses” under the heading “Tables of Annual Expenses.”
Response:	We have deleted the sentence, “we do not impose sales changes at the time of purchase, deferred sales charges at the time of surrender, or charges for exchanges between Investment Alternatives.”

Comment 3B(i) and (ii):

Provide current and maximum loan fee charges in the Transaction Expenses Table and disclose the charges separately from the Separate Account annual expenses in the section entitled “Charges under the Contracts” and “Charges You and Your Employer will Pay.”

Response:

The line item in the “Transaction Expenses” table was inserted when the 485(a) filing was made in February 2010 because the Company was contemplating offering loans in connection with its 457 contracts, which have never previously offered loans. At the time of the February filing, the line item was inserted as a “place holder” awaiting further detail. On April 13, 2010, I spoke with the Executive Vice President, Administration and Technical Services, who heads the division that includes all contract servicing operations, including policy issuance and loan administration, and was informed that loans are not being offered in connection with our 457 contracts and that he did not anticipate loans being offered for such contracts prior to May 1, 2011, if at all. Therefore, the reference to “Loan Fees” has been removed from the “Transaction Expenses” section and no additional disclosures concerning loans have been added, since they appear to be unnecessary due to the continuing unavailability of loans under the Company’s 457 contracts. In addition, there was an erroneous entry, “Loan Interest (TDA) contracts only” which was deleted from the end of Table B.

Comment 4 A:

Describe what will happen to contracts currently enjoying the reduced fee following the Change Date. Add this to the section entitled “Charges under the Contracts” and “Charges You and Your Employer will Pay.”

Response:

A disclosure of the effects of the new fee structure on accounts currently qualifying for the reduced fee, commencing on the Change Date has been added in those locations, using a bullet point format for ease of understanding by the reader.

Comment 4B:	Describe “Hotline Plus” in plain English.
Response:	A definition describing the Hotline Plus system and providing examples of how it can be used by employers has been added to the definitions’ section of the prospectus.

Comment 4C:

More clearly separate the references to reduced fees prior to the Change Date, Tier 1 Reduced Fees and Tier 2 Reduced Fees that currently appear in footnote 3 to the expense table into separate footnotes and use plain English in rewording the references.

Response:

The footnote has been significantly reworked and, per my call to you on April 13, 2010, much of the repetitive material concerning Tier 1 and Tier 2 Reduced Fees, including eligibility and the effect of crediting outside adviser reimbursements now resides in the “Charges under the Contracts” and “Charges You and Your Employer will Pay” sections and the footnote refers the reader to those sections. Those sections have also been reworked to more clearly separate the Tier 1 and Tier 2 fees. Headings have been added to each footnote to enhance understanding. This response should be read in conjunction with the response to comment 5C, which also resulted in changes to these sections.

Comment 4D:	Include under “Charges under the Contracts” a general explanation of the changes after the “Change Date”, such as the creation of Tiers 1 and 2 for reduced fees.
Response:	Language describing the changes after the Change Date has been added to that section.

Comment 4E:	Define eDocuments, including what it is used for and Termination Rights of Subscribers.
Response:

Reference in the text has been inserted directing the reader to the Definitions section, where a detailed description of eDocuments, including the requirement of a consent and the manner of revoking the consent to electronic document delivery are described.

Comment 4F:	The example should be based upon the new maximum costs of 2.50%.
Response:	The example has been updated to reflect the increased maximum fee of 2.50%.

Comment 4G:	Indicate that the maximum Separate Account fee has also been increased.
Response:	Language has been added to the preamble to the expense table to this effect.

Comment 4H:	Change “following the effective date of the increase” in the table to “commencing on the Change Date.”
Response:	This change has been made.

Comment 4I:	The final line of the table referring to loans has a footnote #2 reference that does not match that footnote.
Response:	As pointed out above in the response to Comment 3B(i) and (ii), the inclusion of this line in the table was an error and it has been deleted, including the footnote reference.

Comment 5A:

In “Charges under the Contracts”, separate the disclosures for the period prior to the Change Date from those pertaining to the period commencing with the Change Date, and separate the disclosures of Tier 1 and Tier 2 Reduced Fees.

Response:	The language of this section has been significantly reorganized and rewritten to address your comment.

Comment 5B:	Under “Charges under the Contract” there is no reference to the waiver of per participant fees for employers using Hotline Plus.
Response:	The deleted language has been restored, making this disclosure. It appears that it was deleted unintentionally.

Comment 5C:

Eliminate repetitive information on the detailed charges from “Charges under the Contracts” and the expense table footnotes, and refer to such information at its later location under “Charges You and Your Employer will Pay.”

Response:

Repetitive language about the administrative, distribution and expense risk charges under the footnotes “Charges under the Contracts” has been eliminated and language has been added and reworked in “Charges You and Your Employer will Pay.” References to “Charges You and Your Employer will Pay” have been added to “Charges Under the Contracts” and the footnotes to the expense tables. Subheadings have been added to “Charges Under the Contracts” to enhance understanding of the topics disclosed therein.

Comment 5D:	If there are employer charges, add a caption and add appropriate language to “Charges You and Your Employer will Pay” to reflect the employer charge.
Response:	A section on Employer Charges, with the appropriate caption, has been added.

Comment 5E:	Bold the paragraph which sets forth the electronic funds transfer requirement for reduced fee eligibility commencing January 1, 2011.
Response:	A subheading has been added to the paragraph and it has been converted to bold text in its entirety.

Comment 6:	Discuss Revocation Rights as referenced in item 11(e) of Form N-4.
Response:

Language that appeared in last year’s prospectus referred to the 10 day free look and payment upon cancellation as governed by state law. I spoke with our Senior Vice President, State Compliance and Government Regulation, who is an expert on State Insurance Law, having been a senior staffer at the New York State Insurance Department for many years, and who is responsible for drafting all annuity contracts and life policies in compliance with state law. He advised me that neither Group Thrift products nor 457 contracts are covered by the State Law 10 Day free look statutes, which is the reason we were requested to delete last year’s language in the May 1, 2010 prospectus. That being the case, a brief description of the ability of a contractholder to discontinue a contract, and the right of a certificate holder to withdraw, has been included under a new heading entitled “Revocation Rights.”

Comment 7:	Check the descriptions of the investment alternatives to make sure they accurately reflect the objectives and policies of the underlying funds.
Response:	This has been done and any necessary language adjustment shave been made.

Comment 8A:	Clarify that the monthly participant charge refers to the monthly portion of the annual contract fee in footnote No. 1 to the expense tables, and in “Charges You and Your Employer will Pay.”
Response:

Two explanatory sentences clarifying this point have been added to footnote No. 1 and to “Charges You and Your Employer will Pay — Monthly Participant Charge.” Under “Charges Under the Contracts”, we added a cross reference to “Charges You and Your Employer will Pay” — Monthly Participant Charge.”

Comment 8B:

The $300 account balance exemption from the monthly participant fee does not appear in all places where the fee waiver is discussed. Consider cross referencing footnote No. 1 and appropriate portion of “Charges Under the Contracts” to “Charges You and Your Employer will Pay — Monthly Participant Charge.”

Response:

The references to the waiver of the monthly participant charge in footnote No. 1 and “Charges Under the Contacts” have been shortened and cross references have been added to “Charges You and Your Employer will Pay — Monthly Participant Charge,” which latter section has also been edited for clarity and completeness.

Comment 8C:	Disclose the current fee structure and fee structure after the Change Date and separate their respective discussions in “Charges You and Your Employer will Pay.”
Response:

The subsections entitled “Separate Account Charges,” “Distribution Expense Charge” and “Expense Risk Charge” have been subdivided into separate groupings captioned, “Prior to the Change Date” and “Commencing on the Change Date,” to clearly describe the fee structures separately.

Comment 9:

Under “Accumulation Unit Values for Transactions,” the reference to “Business Day” in the newly added language is confusing because “Business Day” is not defined and “Valuation Day” is used in that same section.

Response:

The language that was added prior to the 485(a) filing was intended to address the issue of disclosing when we are deemed to have “received” a depositor request by stating that a deposit or request had to arrive on a day that we were open for business. The intent was to address such things as faxes that may arrive on a Company holiday. Language has been added to this effect and the language that had been added to the last draft has been removed.

Comment 10:	There is no reference to “Notice of Amendment and Option to Discontinue” as in the Thrift Prospectus. Should this be added to the 457 prospectus?
Response:

The 457 Contract permits discontinuance on 31 days prior notice without requiring a particular reason. It does not have a specific provision addressing amendments as other contracts may. I spoke to the draftsman of the 457 contract, who informed me that a contractholder is entitled to discontinue for any or no reason, which means that unhappiness with a contract amendment could result in a discontinuance at the option of the contractholder. The language specifies that a contractholder, “at its discretion,” can elect to discontinue so no change was made in response to this comment.

Comments 11A and 11B:	Discuss other factors that may affect the amount of annuity payments and briefly describe the effect of frequency and duration of payments on the level of annuity benefits.
Response:

Language has been added to address these comments. Age, form of annuity, purchase rates and a joint annuitant’s age, in appropriate cases, were added. Since we only offer monthly payments, a sentence to that effect was added, to address frequency. A brief reference to the effects of duration on the level of payments was also added.

Comment 12A:	Set forth a numerical minimum guaranteed credited interest rate.
Response:	This has been done. As we had discussed, the 1% minimum under the NAIC formula was used.

Comment 12B:

Disclose that the General Account assets are subject to claims of the Company’s general creditors and are the source of claims payments under our contracts and policies. In addition, mention that participants considering allocating amounts to the General Account should consider our claims paying ability and financial strength.

Response:	The requested disclosures have been added to “Our General Account.”

Comment 13:	Restore deleted language under “Transfers and Allocation Changes by Telephone or Internet.”
Response:	The language has been restored.

Comment 14:	Are the yield and effective yield quotations mentioned in “Performance Information for the Separate Account Funds” calculated so as to be considered standardized by the SEC?
Response:	The method of calculating yield and effective yield quotations is further described in the S.A.I. and it appears to conform to the SEC standards.

Comment 15:	Please confirm that a new opinion and consent of the Company’s General Counsel will be provided as per item 9
Response:	A new opinion and consent of General Counsel will be included when the 485(b) filing takes place.

Comment 16:	Please file a Tandy Letter and this response letter via EDGAR correspondence prior to the desired May 1, 2010 effective date.
Response:

The filing of the two letters via EDGAR correspondence is being accomplished as requested and a copy of the documents with changes from the last draft filed as a 485(a) filing, tracked for your convenience, is being sent by e-mail to your e-mail address at the SEC.

If you have additional comments, please do not hesitate to contact me at the above telephone number.  I look forward to hearing from you if you require further information in regard to the request for acceleration with a May 1, 2010 effective date.  Thank you for your courtesies.

Very truly yours,

/s/ Thomas L. Martin
Thomas L. Martin

TLM/ir

MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

NEW YORK NY 10022-6839
212 224 1562
212 224 2518 FAX

THOMAS L. MARTIN
EXECUTIVE VICE PRESIDENT AND
DEPUTY GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 16, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-1520

RE:     Mutual of America Life Insurance Company

Securities Account No. 2 (457) (the “Registrant”)

Form N-4 Registration Statement

Post-Effective Amendment No. 36 under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 38 under the Investment

Company Act of 1940, as amended (“1940 Act”)

File Nos. 033-11023 and 811-03996 (“filing”)

Ladies and Gentlemen:

Mutual of America and Registrant filed Post-Effective Amendment No. 36 under the 1933 Act and Amendment No. 38 under the 1940 Act to the above-referenced Registration Statement on form N-4 on February 24, 2010.

In connection with this filing, the Registrant acknowledges that:

1.     The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.     The Securities and Exchange Commission (“Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

3.     The Registrant may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas L. Martin
Thomas L. Martin

TLM/af